The Hermes Group (“HERMES”)

‘CODE OF ETHICS’

July 2015

Document Control

Version Control:

Date	Reviewer	Version	Remarks
March 2015	Vanessa Sauzier		No significant changes required
July 2015	Kim Adamson		Minor updates

Table of Contents

1.		Introduction	4

2.		To whom this is applicable	4

3.		Consequences of a breach of the COE	4

4.		Standards of Business Conduct	5

5.		Confidentiality and the Protection of Non-Public Information	5

	5.1.	Information about the firm, its clients, its employees and others	5

	5.2.	Data and Security Privacy	5

	5.3.	Information Barriers / Chinese Walls	6

	5.4.	Inside Information	6

	5.5.	Intellectual Property	7

	5.6.	Use of telephones, e-mail and the Internet	7

6.		Internal Controls, Record-Keeping and Reporting	8

7.		Limits on Authority	9

8.		Business Relationships	9

	8.1.	Fair Treatment	9

	8.2.	Customer, supplier, and employee relationships	9

9.		Anti-Money Laundering & Financial Crime	9

10.		Gifts and Entertainment	10

11.		Personal Account Trading	10

12.		Reporting Violations	10

13.		Post-employment Responsibilities	10

14.		Conflicts of Interest	10

15.		Political & Charitable Contributions /Activities	11

	15.1.	Political Contributions/Activities	11

	15.2.	Lobbying	12

	15.3.	Charitable Contributions/Activities	12

16.		Media Relations	13

17.		Outside Activities	13

18.		Discrimination & Harassment	14

19.		Delivery and Acknowledgment	15

20.		Appendix 1	16

Hermes Code of Ethics

1. Introduction

This Code of Ethics (“COE”) sets forth certain minimum expectations that Hermes has for you as a Hermes employee, partner or contractor (hereafter ‘employees’). You are expected to conduct the firm’s business in full compliance with both the letter and the spirit of the law and any other policies and procedures that may be applicable to you. The term “Hermes” as used throughout the COE means the Hermes Group of companies and includes all its subsidiaries, partnerships and affiliates. For the avoidance of doubt this includes Hermes GPE LLP and all its subsidiaries.

This COE has been adopted by Hermes and is designed to comply with applicable industry rules and regulations including rules under the FSMA 2000 and rule 204A-1 under the Investment Advisers Act of 1940 (“Adviser’s Act”). Rule 204A-1 requires that every Investment Advisory (IA) firm adopt a COE relevant to the firm’s operation and its personnel.

This COE establishes rules and standards of conduct for all employees of the firm (see section 2). The COE is based upon the guiding principle that Hermes and our employees have a fiduciary responsibility to our clients to conduct their affairs, including their personal securities transactions, in such a manner as to avoid (i) serving their own personal interests ahead of clients, (ii) taking inappropriate advantage of their position with the firm and (iii) any actual or potential conflicts of interest or any abuse of their position of trust and responsibility.

2. To whom this is applicable

The COE applies to all employees both permanent and temporary, including Directors, Partners, Trainees, Consultants and Contract Staff. The provisions of the COE described in the section entitled ‘Post-employment responsibilities’ also applies to former employees.

If any provision in this COE contravenes or is less restrictive than the applicable law of any jurisdiction, the local law will apply. Similarly, certain jurisdictions may have requirements that are more restrictive. You are responsible for understanding and complying with local policies where applicable.

3. Consequences of a breach of the COE

Compliance with the COE and with other policies and procedures applicable to you is a term and condition of employment by Hermes. Violations of any laws that relate to the operation of our business, the COE, or other applicable policies and procedures, or failure to cooperate as directed by the firm with an internal or external investigation, may result in corrective action, up to and including immediate termination of employment. The firm will take all reasonable actions to enforce the COE. In cases where a violation of the COE could cause the firm irreparable harm, Hermes may seek injunctive relief in addition to monetary damages. Hermes expects every employee to demonstrate the highest standards of ethical conduct for continued employment.

Strict compliance with the provisions of the COE shall be considered a basic condition of employment.

Employees are urged to seek the advice of Compliance with any questions with respect to the COE or the application of the COE to their individual circumstances. The provisions of the COE are not all-inclusive. Rather, they are intended as a guide for employees in their daily conduct. In those situations where an employee may be uncertain as to the intent or purpose of the COE, the employee is advised to consult with Compliance. Compliance may grant exceptions to specific provisions contained in the COE only in those situations when it is clear beyond dispute that the interests of our clients will not be adversely affected or compromised. All questions arising in connection with personal securities trading should be resolved in favour of the client even at the expense of the interests of employees.

4. Standards of Business Conduct

Hermes places the highest priority on maintaining its reputation for integrity and professionalism. This reputation is a vital business asset. The confidence and trust placed in Hermes and its employees by our clients is something we value and strive to protect. The following standards of business conduct sets forth policies and procedures intended to achieve these goals. This COE is intended to comply with the relevant provisions of FSMA 2000 (UK) and the Investment Advisers Act of 1940 (“Advisers Act”).

5. Confidentiality and the Protection of Non-Public Information

We are all responsible for the safeguarding and protecting against unauthorised access of confidential information, whether it is information entrusted to us by our customers, information regarding Hermes’ businesses and activities, or information about employees. Below are summaries of various Hermes Group requirements.

5.1. Information about the firm, its clients, its employees and others

You may have access to confidential information related to the firm’s business. Information related to the firm’s business includes information about the firm, as well as information related to the firm’s customers, counterparties, or advisory clients (all of which the COE refers to as customers), business partners, suppliers, and your fellow employees. Nonpublic information includes confidential personal and financial information such as account information, information related to services performed for or transactions entered into on behalf of clients and data or analysis derived from such non-public personal information.

You may not, either during your period of service or thereafter, directly or indirectly use or disclose to anyone any such confidential information, except as permitted by the COE and other policies applicable to you.

5.2. Data and Security Privacy

Each of us has a special responsibility to protect the confidentiality of information related to customers, agents, counterparties and even in respect of those companies in which we invest. This responsibility may be imposed by law, may arise out of agreements with our customers or others, or may be based on policies or practices adopted by the firm. Certain jurisdictions have regulations relating specifically to the privacy of individuals and/or business and institutional customers. You should be familiar with those that apply to you. Customer information (or information relating to agents, counterparties and individuals connected with those companies in which we invest) should never be disclosed to anyone outside the firm except as permitted by law and in the proper conduct of our business, where disclosure is required by legal process, or where the Compliance Department otherwise determines it is appropriate.

Please see the Information Security Policy for information about what types of information are considered personal in relation to employees and clients and how this information may or may not be distributed.

5.3. Information Barriers / Chinese Walls

A Chinese wall (“CW”) is an organisational device intended to prevent confidential or price sensitive information flowing between the different departments of a financial institution. Hermes Fund Managers currently operates Information Barriers/Chinese Walls around two associated entities which are located in the same premises. These are Hermes GPE LLP (“HGPE”) and BT Pension Scheme Management Limited (“BTPSM”). There is a separate Chinese Walls Policy that applies to all HGPE entities, regardless of location.

5.4. Inside Information

It is a criminal offense to trade in securities based on inside information or to encourage another to do so or to discuss such information. If you are aware of inside information:

•	you must contact Compliance immediately and follow the Hermes Stop List Notification Procedures.

•	you may not buy or sell securities (including equity securities, bonds and other debt securities, convertible securities, derivatives, options, any stock index including any such security as an element, and any other financial instruments) that may be affected by that information, either for your own account or any account over which you exercise control, alone or with others.

•	you may not pass along any inside information expressly or by way of making a recommendation for the purchase or sale of such securities based upon inside information.

Inside information is defined as material, price sensitive non-public information about the securities, activities, or financial condition of a corporation, public entity or other issuer of securities. Material, non-public information concerning market developments may also be construed to be inside information.

Information is material if it could have an impact on the market price of securities involved or if it is likely that a reasonable investor would consider the information important in deciding whether to purchase or sell the securities. Information may be material to one issuer but not to another, or to certain securities of an issuer but not to all securities of that issuer.

Information should be considered “non-public” unless it is clearly public. Information is deemed public once it has been publicly announced or otherwise disseminated in a manner that makes the information available to investors generally.

Likewise, you may not buy or sell securities if you have knowledge of proposed customer trades, trades by Hermes, or forthcoming research reports regarding those securities or the issuer of those securities, and you may not pass along this information to others in any way.

These prohibitions are applicable no matter how you acquired the inside information.

Inside information received by different parts of the business, i.e. those restricted via information barriers / Chinese Walls, must in addition to the above, adhere to any specific procedures set out in the Chinese Walls policy as applicable.

Please also refer to the Personal Account Trading rules where the relevant requirements and restrictions are set out.

5.5. Intellectual Property

Any invention, discovery, development, concept, idea, process or work related to Hermes business, written or otherwise, whether or not it can be patented or copyrighted, that you develop alone or with others during your employment with the firm (all of which are referred to as “Company Inventions”) belongs to Hermes. If a Company Invention is something that can be copyrighted and you create it as a part of your job with Hermes or because the firm asks you to create it, it is a “work made for hire.” Hermes is not required to acknowledge your role in the creation of any Company Inventions or have your permission to modify, expand, or benefit from it.

5.6. Use of telephones, e-mail and the Internet

Full guidance on the use of telephones, email and the Internet is provided in the Employee Handbook. Telephones, electronic mail (e-mail) systems and other electronic communications devices provided by Hermes, whether in the workplace or elsewhere is the property of Hermes and should be used for business purposes; however, limited incidental personal use is permitted, consistent with the COE and all other policies of Hermes. The use of e-mail, Hermes Intranet and the Internet must conform to the policies of Hermes. E-mail and Internet systems may be used to transmit or provide access to confidential information only when such information is adequately protected and transmitting such information is necessary for business purposes.

Among other things, the following are prohibited in electronic communications:

•	statements, which, if made in any other forum, would violate any of our policies, including policies against discrimination and harassment, participation in impermissible or illegal activities (such as gambling or the use and sale of controlled substances), and the misuse of confidential information.

•	accessing, downloading, uploading, saving, or sending sexually oriented or other potentially offensive materials.

Hermes considers all data and communications transmitted through, received by, or contained in Hermes electronic or telephonic equipment and systems to be Hermes’ property and, subject to applicable laws and regulations. Hermes reserves the right to monitor, review, and disclose all such data and communications as it deems appropriate. You should have no expectation of privacy when using such resources.

Further, at this time, employees may use any social networking sites such as Facebook, LinkedIn, and Twitter for personal networking only. However, while Hermes titles may be used and the company name can be mentioned as an employee’s employer, no social networking site is to be used for business purposes. For example, any “Recommendations”

made on LinkedIn should not be in relation to Hermes products or services. In addition, no Hermes marketing collateral should be attached to a person’s profile or sent via the email services available on some networking sites. If you are contacted via a social networking site about Hermes products or services you should respond via your Hermes email. For further information, please see the Social Media Policy.

6. Internal Controls, Record-Keeping and Reporting

Internal accounting controls and record-keeping policies have been established in order for Hermes to meet both legal and business requirements. You are expected to maintain and adhere to these controls and policies.

The falsification of any book, record or account relating to the business of Hermes, its customers, or its suppliers, or to the disposition of assets of Hermes, its customers, or its suppliers (including without limitation the submission of any false personal expense statement, claim for reimbursement of a non-business expense or a false employee record or claim under an employee benefit plan), is prohibited.

Hermes record-keeping requirements include procedures for records and document retention and destruction. Notwithstanding any other provision of document retention policies, no document or record may be destroyed if you have been advised or otherwise should recognise that it may be relevant to a pending or threatened legal or regulatory proceeding, except in accordance with procedures approved by the Legal Department.

It is of critical importance that Hermes’ filings with regulatory authorities be accurate and timely. Information provided to those involved in preparation of Hermes disclosures to regulators and investors should be complete, accurate, and informative.

Hermes retains the following documentation related to the COE:

•	Copy of any and all COEs which have been in effect for the past five years;

•	Records of any COE violations and any disciplinary actions resulting from such violations for a period of five years from the end of the fiscal years in which the violation occurred;

•	Records of all written employee acknowledgements of receipt of Hermes’ COE and amendments thereto for each person who is currently, or within the past five years was, a supervised person which shall be retained for five years after the individual ceases to be a supervised person of Hermes;

•	A copy of each report made pursuant to the requirements under the Investment Advisers Act Rule 204A-1;

•	A list of all persons who are, or within the preceding five years have been, ‘Access persons’;

•	A record of any decision and supporting documentation to approve a supervised person’s acquisition of securities in IPO’s and limited offerings within the past five years after the end of the fiscal year in which such approval was granted; and

•	A record of external business relationships and/or Outside Activities.

7. Limits on Authority

Your authority to act on behalf of Hermes is limited by various laws, regulations, and Board resolutions as well as internal policies and procedures. You may not sign any documents, or otherwise represent or exercise authority, on behalf of any Hermes entity unless you are specifically authorised to do so. Be aware of limits on your authority and do not take any action that exceeds those limits.

Delegation of authority, where permissible under corporate policies and otherwise appropriate, should be reasonably limited in scope and subject to appropriate ongoing oversight.

Hermes maintains an Authorised Signatory list which sets out who is able to sign documents on behalf of the Hermes Group companies and in what capacity. The Authorised Signatories list is maintained by the Legal Department and is available on the Hermes Intranet site.

8. Business Relationships

8.1. Fair Treatment

You should always endeavor to deal fairly and in good faith with the firm’s customers, suppliers, competitors, business partners, regulators, and employees. It is our policy not to take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

8.2. Customer, supplier, and employee relationships

During your employment you may not, directly or indirectly:

•	solicit for a competitor, or divert or attempt to divert from doing business with Hermes, any customer, identified prospective customer, supplier, or other person or entity with whom Hermes has or had a business relationship; or

•	solicit Hermes’ employees for employment or engagement elsewhere or solicit or induce any employee, consultant, independent contractor, agent, or supplier to leave Hermes.

9. Anti-Money Laundering & Financial Crime

Hermes has established policies, procedures and internal controls designed to assure compliance with laws and regulations regarding money laundering, financial crime and terrorist financing . The Anti-Money Laundering and Financial Crime Policies can be found on the intranet. You should be familiar with, and comply with, these policies, procedures and controls. You should also understand your obligations to:

•	know your customer and your customer’s use of the firm’s products and services;

•	get proper training if you are identified as being in a job that poses a risk of money laundering or terrorist financing; and

•	be alert to and report unusual or suspicious activity to the designated MLRO responsible for anti-money laundering compliance.

In addition, you may not accept any such payments in connection with any business decision or transaction, even if such payments are customary in the particular country involved.

10. Gifts and Entertainment

No Hermes employee, partner or contractor should accept or solicit inappropriate gifts, favours, entertainment, special accommodations, or other things of material value that could influence their decision-making or make them feel beholden to a person or firm. Similarly, Hermes employees and contractors should not offer or solicit gifts, favours, or entertainment or other things that could be viewed as overly generous, could be perceived as aiming to influencing decision-making, or would make a client or prospective client feel beholden to the firm or the supervised firm.

Any gifts/entertainment received or made by a member of staff must be pre-cleared a nd reported in the usual way as per the Gifts, Benefits and Corporate Hospitality Policy, which can be found on the Hermes Intranet.

11. Personal Account Trading

Due to various regulatory requirements, Hermes is required to identify “access persons” and to monitor the personal securities transactions of those persons. Hermes maintains a PA Dealing Policy that among other things defines access persons and details the reporting requirements of those persons. It also explains which securities require pre-clearance, which are exempt, and what procedures all Hermes employees, including access persons need to undertake to get pre- clearance prior to transacting in their personal accounts.

12. Reporting Violations

It is the responsibility of each supervised person to immediately report any violations or potential violations of the COE to the Compliance Officer. Please refer to the Hermes’ Whistle blowing Policy on the Intranet for further information.

13. Post-employment Responsibilities

At the termination of employment with Hermes, employees will still have certain responsibilities to Hermes. These responsibilities include an obligation to return all Hermes assets in their possession, to maintain the confidentiality of information, to refrain from insider trading based on information obtained in the course of employment by Hermes, and, if requested, to assist Hermes with investigations, litigation, and the protection of intellectual property relating to their employment. [Senior level employees have additional obligations for one year after they leave Hermes, including prohibitions on the solicitation of Hermes officers and customers.] You are responsible for knowing which post-employment restrictions and requirements apply to you.

14. Conflicts of Interest

The way we conduct our daily business dealings with clients/prospects, suppliers, vendors, and competitors determines our reputation in the marketplace far more than any other actions we take. Each Hermes employee, partner and contractor contributes to the reputation of Hermes. You are expected to always act in a way that reflects our commitment to integrity and responsible business behaviour.

A conflict of interest is any situation where your interests and the firm’s interests are, or appear to be, in opposition. When you are in such a situation, it is difficult to objectively fulfil your job duties and your loyalty to the firm may be compromised, or appear to be compromised. Every business decision you make should be in the best interests of the firm and not for your own personal gain or benefit. Conflicts may arise in a number of different ways. Sometimes they can be avoided or prevented. However, often they cannot and have to be managed.

If you believe that you have a conflict of interest, or may be perceived to have a conflict, you must disclose this to your line manager and the Compliance Officer. You should never attempt to manage conflicts on your own; it will significantly reduce your ability to justify your actions afterwards if the appropriate steps have not been taken.

Please also refer to the Hermes “Conflicts of Interest Policy” available on the Intranet.

15. Political & Charitable Contributions /Activities

15.1. Political Contributions/Activities

If you participate in any political activity or make political contributions you must follow the below statements and see the Hermes Group Political Contributions and Pay-to-Play Policy for specific requirements regarding preclearance of contributions:

•	Never act as a representative of the company unless you have written permission from the Chief Executive Officer, Legal, and the Compliance Officer.

•	Your activities should be on your own time, with your own resources. You may not use company time, equipment, facilities, supplies, clerical support, advertising or any other company resources.

•	You may not use company funds for any political activity, and you will not be reimbursed or compensated in any way for a political contribution.

•	Your political activities may not affect your objectivity or ability to perform your job duties.

•	You may not solicit the participation of employees, clients, suppliers, vendors or any other party with whom the company does business.

15.2. Lobbying

Lobbying is generally defined as an activity that attempts to influence the passage or defeat of legislation. Lobbying activities are broad and may cover certain “grass roots” activities where groups of people, such as firm employees, are contacted to encourage them to call public officials for the purpose of influencing legislation. Lobbying is prevalent in the US and is gaining influence within the EU and other locations.

If you are engaged in lobbying, there may be disclosure requirements and restrictions on certain activities. If your job duties include any of the following activities, you must contact the Compliance Department for guidance:

•	Government contract sales or marketing

•	Efforts to influence legislation or administrative actions, such as accompanying trade associations in meetings with government officials concerning legislation

•	Meetings with legislators, regulators, or their staffs regarding legislation

Lobbying does not include situations where a government agency is seeking public comment on proposed legislation.

15.3. Charitable Contributions/Activities

The firm encourages you to take part in charitable, educational, fraternal, or other civic affairs, as long as you follow these basic rules:

•	Your activities may not interfere or in any way conflict with your job or with firm business.

•	You may not make any gifts or contributions to charities or other entities in the name of, or on behalf of, the firm.

•	You may not imply the firm’s sponsorship for or support of any outside event or organisation without the approval of the most senior executive of your line of business.

•	You may not use your position for the purpose of soliciting business or contributions for any other entity.

•	You must be cautious in the use of company letterhead, facilities or even your business card so that there is no implied or presumed corporate support for non-firm business.

From time to time the firm may agree to sponsor certain charitable events. In these situations, it may be proper to use firm letterhead, facilities or other resources (such as employees’ time or firm funds). Ask your line manager of business manager if you’re unclear whether or not the event in question is considered to be company sponsored.

16. Media Relations

Hermes Public Relations Management must approve all contacts with the media, including speeches, testimonials or other public statements made on behalf of the firm or about its business. You may not respond to any request for interviews, comments, or information from any television channel, radio station, newspaper, magazine or trade publication, either on or off the record, unless you have express authorisation from Hermes Public Relations Management.

If you are contacted or interviewed about matters unrelated to your job or to the firm, you may not identify Hermes as your employer, and you may not make comments about Hermes. Only authorised Hermes spokespeople may comment on Hermes

For further details, please refer to the Hermes Corporate Communications & PR Policy.

17. Outside Activities

Your outside activities must not reflect adversely on Hermes or give rise to a real or apparent conflict of interest with your duties to the firm. You must be alert to potential conflicts of interest and be aware that you may be asked to discontinue any outside activity if a potential conflict arises. You may not, directly or indirectly:

•	accept a business opportunity from someone doing business or seeking to do business with Hermes that is made available to you because of your position with Hermes;

•	take for yourself a business opportunity belonging to Hermes; or

•	engage in a business opportunity that competes with any of the Hermes’ businesses.

Employees may not work for, or serve as a director or officer of or adviser to, a competitor of the firm unless specifically authorised by the Hermes Group CEO. You should also not invest in a competitor (other than investments in securities of publicly traded companies). Non– executive directors should disclose any such appointments to their respective Boards prior to acceptance and in the case of a newly appointed non-executive director such disclosure should be made prior to appointment to the Board being announced.

Outside activities must not interfere with your job performance or require such long hours as to affect your physical or mental effectiveness. Your job at Hermes should always be your first work priority.

You may accept appointments as a personal fiduciary only for family members and close personal friends. However, you may not act as a personal fiduciary for a personal friend if the friendship developed in the context of a Hermes customer relationship.

Pre-clearance is required from your business line manager and appropriate senior management for all appointments that may compete or conflict with your position at Hermes. Human Resources must be notified. Compliance will be notified if and when a conflict of interest might occur so it can be recorded and dealt with as needed.

Activities requiring approval include, but are not restricted to:

•	any outside activity for which you will be paid, including a second job;

•	whether or not you will be paid, any affiliation with another business as a director, officer, advisory board member, general partner, owner, consultant, holder of 5% or more of the business’ voting equity interests, or in any similar position; or

•	any government position, including as an elected official and as a member, director, officer or employee of a governmental agency, authority, advisory board, or other board (a school or library board, for example).

Not-for-profit activities generally do not require pre-clearance. However, you are required to pre- clear any board or official position with a not-for-profit entity if:

•	the not-for-profit entity is a customer or supplier of the firm,

•	you have not been requested to serve in that capacity by Hermes; or

•	your service would otherwise present a conflict of interest or the appearance of a conflict of interest.

18. Discrimination & Harassment

As stated in the Employee Handbook, Hermes is committed to providing an inclusive and non-discriminatory working environment in which all employees are valued and empowered to succeed. The firm prohibits discrimination or harassment on the basis of race, colour, national origin, citizenship status, creed, religion, religious affiliation, age, sex, marital status, sexual orientation, gender identity, disability, age, and any other status protected under any applicable law. Each of us is responsible for ensuring implementation of this policy and maintaining a business environment free of harassment and intimidation.

Likewise, you may not unlawfully discriminate in your dealings with current or prospective customers and suppliers.

It is Hermes’ policy to preclude reimbursement from, or payment by, Hermes for membership in or expenses incurred at organisations with discriminatory practices.

Any employee who believes that he or she has been subject to conduct that is discriminatory or feels they have been harassed or has information about or has witnessed any potential incidents should immediately and directly notify Hermes Human Resources and/or the Compliance Officer. Hermes takes harassment issues seriously and will address even the slightest inappropriate behaviour.

Firm policy and the law forbid retaliation against any individual who files a complaint, testifies, assists, or participates in any manner in an investigation, proceeding, or hearing in connection with a discrimination or harassment incident. There is no time limitation on this protection. Retaliation complaints should be reported immediately to Hermes Human Resources and/or the Compliance Officer. Any individuals found to have engaged in retaliation will be subject to corrective action, up to and including immediate termination of employment.

19. Delivery and Acknowledgment

The COE will be distributed to each supervised person upon hire and annually thereafter. Each employee is responsible for reading and understanding the COE and providing receipt of acknowledgement upon hire and thereafter on an annual basis.

20. Appendix 1

Definitions and Examples

Assets of the Firm:

Examples of assets of the firm are:

•	furnishings, equipment (desktop or laptop computers), supplies and services, such as telephone (i.e. mobile phones and PDAs), the Hermes’ Intranet, Internet, and Bloomberg access

•	Hermes Inventions

•	any property created, obtained or compiled by or on behalf of Hermes, including customer lists, directories, files, reference materials and reports, computer software, data processing systems, computer programs and databases

•	trade secrets

•	security and other business practices or processes, policies, procedures and know- how

•	cost, pricing or financial information

•	employee compensation, health or personnel records

•	business or marketing plans

•	research

•	business relationships

•	products and services

•	any other information that the firm considers to be proprietary or confidential information

COE:

The Code of Ethics, also referred to as the COE, includes all other policies referred to in the COE, and any supplemental policies and procedures that may be applicable to you.

Confidential information:

Examples of confidential information:

•	trade secrets, security and other business practices or processes, policies or procedures or know-how

•	internal and external audit reports

•	regulatory reports and other similar reports or information filed with regulators

•	software, data processing programs, databases

•	customer or supplier lists, telephone or other contact lists and other information about customers

•	customer presentations

•	information about employees of customers or suppliers

•	cost, pricing or financial information

•	employee directories, lists, telephone numbers, or other information about employees

•	employee compensation, health or personnel records

•	business or marketing plans and research

•	information posted on the firm’s internal websites

Examples of other confidential information about customers:

•	the same kind of information that Hermes considers confidential about itself

•	information obtained from requests or applications for our products or services or as a result of “know your customer” due diligence, such as a personal identification number (for example, a passport, social security or national health number), birth date or financial information disclosed in a loan application

•	information about transactions with Hermes

•	information obtained from consumer reporting agencies (credit bureau), such as a persons credit history

•	information provided in connection with an advisory assignment, such as financial projections

•	any assessment by Hermes of a customer’s creditworthiness

•	the fact that a person/company is a customer

•	information collected through an information collection device from a web server

Supplier or other third party information that you should assume to be confidential:

•	the same kind of information that Hermes considers confidential about itself

•	information received from others such as financial reports or projections and information about its business plans, customers, suppliers or creditors

Connected Persons

Any immediate family member that resides in your home (spouse, partner, sibling, child, parent, grandparent); any partnership, trust or company controlled by you and any other person with whom you have a domestic or business relationship (excluding a client of the firm), or who may have a community of interest with you and/or whose investment decisions you influence.

Chinese Wall:

The term “Chinese Wall” usually refers to the policies that create a system of information barriers designed to limit the flow of inside information from areas that routinely have access to such information to those areas that trade in or sell securities or provide investment advice regarding securities. Certain business areas within Hermes require procedures that address more specifically the information flows within such business areas. These are sometimes also referred to as Chinese Walls.

Gift:

Anything of value for which you or a client/prospect/consultant are not required to pay the retail or usual and customary cost. A gift may include meals or refreshments, goods, services, tickets to entertainment or sporting events, or the use of a residence, vacation home or other accommodations.

Inside information:

Confidential information that is material, price sensitive non-public information about the securities, activities, or financial condition of a corporation, public entity or other issuer of securities or financial instruments. Material, non-public information concerning market developments may also be construed to be inside information.

Hermes:

All subsidiaries and affiliates within the Hermes Group, including Hermes GPE LLP and its subsidiaries.

Material information:

Information is “material” when it could have an impact on the market price of securities involved or if it is likely that a reasonable investor would consider the information important in deciding whether to purchase or sell the securities. Information may be material to one issuer but not to another. Information may be material to certain securities of an issuer but not material to all securities of that issuer (e.g., to equity, but not to debt). Examples of information that could be material include:

•	mergers, acquisitions, tender offers and restructurings

•	substantial non-performing loans or impending bankruptcy

•	securities offerings and repurchases

•	a change in earnings and dividends (or estimates of same)

•	significant new business products, discoveries and services or the loss of any of these

•	a change in an issuer’s credit rating by a rating agency

•	significant shifts in operating or financial circumstances, such as cash-flow reductions, major write-offs, changes in accounting methods and strikes at major plants

•	voluntary calls of debt or preferred stock issues

•	significant litigation or litigation developments

•	governmental developments that could affect securities markets

•	changes in control or management

•	developments regarding customers or suppliers (e.g. loss or acquisition of a contract)

Non-public/Public information:

Information should be considered non-public unless it is clearly public. Information is deemed public once it has been publicly announced or otherwise disseminated in a manner that makes the information available to investors generally. For example, limited disclosure over a private wire service for institutional investors is not considered full disclosure to the public. Information disclosed in a press release distributed through widely circulated news or wire service would generally be considered public.

Personal fiduciary:

A person who has undertaken to act primarily for another’s benefit, such as a trustee, executor, guardian, outside the scope of your normal job responsibilities at Hermes.

Senior Manager:

A Senior Management or Executive Team member or an Officer who reports directly to a ‘Senior Management Group’ member.

Access person:

Means any supervised person who has access to non-public information regarding any clients’ purchase or sale of securities, may be involved in making securities recommendations to clients, or who has access to such recommendations that are non- public for the Hermes business. All staff are considered Access Persons.

Reportable security

Means any security as defined in Section 202(a)(18) of the Advisers Act, except the following: transactions and holdings in shares of other types of open-end registered mutual funds, unless Hermes or a control affiliate acts as the investment adviser or principal underwriter for the fund; and transactions in a unit investment trust if the unit investment trust is invested exclusively in mutual funds, unless Hermes or a control affiliate acts as the investment adviser or principal underwriter for the fund.

Supervised person

All permanent Hermes employees.